EXHIBIT (l)(1)

STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NY 10038-4982
PHONE: 212-806-5400
FAX: 212-806-6006

July 18, 2001

CNA Income Shares, Inc.
CNA Plaza
23 South
Chicago, Illinois 60685

Dear Ladies and Gentlemen:

We have acted as counsel to CNA Income Shares, Inc. (the "Fund") in connection with the preparation of a Registration Statement on Form N-2 (File No. 333-62360) (the "Registration Statement"), relating to the proposed issuance of 1,200 Series T Auction Rate Cumulative Preferred Shares of the Fund (the "Preferred Shares"). The Preferred Shares are to be sold pursuant to an underwriting agreement to be entered into by the Fund, Continental Assurance Company, Highland Capital Management, L.P. and Salomon Smith Barney Inc. (the "Representative") and Gruntal & Co., L.L.C. (together with the Representative, the "Underwriters") (the "Underwriting Agreement").

We have examined the Fund’s Articles of Incorporation, as amended, By-laws, and form of Articles Supplementary for Preferred Shares filed as an exhibit to the Registration Statement, and are familiar with the actions taken by the Fund’s Directors in connection with the issuance and the sale of the Preferred Shares. We have also examined the form of Underwriting Agreement filed as an exhibit to the Registration Statement and such other documents, records, papers, statutes and authorities as we deemed necessary to form a basis for the opinion hereinafter expressed. In our examination of such material, we have assumed the genuineness of all signatures and the conformity to original documents of all copies submitted to us. As to various questions of fact material to such opinion, we have relied upon statements and certificates of officers and representatives of the Fund and others.

Attorneys involved in the preparation of this opinion are admitted only to the bar of the State of New York. As to various questions arising under the laws of the State of Maryland, we have relied on the opinion of Ballard Spahr Andrews & Ingersoll, LLP to you dated this date. Qualifications set forth in their opinion are deemed incorporated herein.

For purposes of this opinion, we have assumed that the Underwriting Agreement in substantially the form filed as an exhibit to the Registration Statement will have been duly executed and delivered by and on behalf of each of the parties thereto, and that the Fund or its agent receives consideration for the Preferred Shares as set forth in the Registration Statement.

Based on the foregoing, we are of the opinion that when the Articles Supplementary have been filed with the Maryland State Department of Assessments and Taxation, the Preferred Shares to be offered for sale pursuant to the Prospectus will have been duly authorized and, when sold, issued and paid for as contemplated by the Prospectus and authorized by the Board of Directors of the Fund, will have been validly and legally issued and will be fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us in the Prospectus included in the Registration Statement. In giving such consent, we do not admit hereby that we come within the category of persons whose consent is required by Section 7(a) of the Securities Act of 1933, or the rules and regulations thereunder.

Very truly yours,

/s/ Stroock & Stroock & Lavan LLP
STROOCK & STROOCK & LAVAN LLP